UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number 001-36575

MACROCURE LTD.
(Translation of Registrant’s name into English)

25 Hasivim Street
Petach Tikva 4959383, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENT

On January 13, 2016, Macrocure Ltd. (“we,” “us” or the “Company”) held its annual general meeting of shareholders (the “Meeting”). At the Meeting, our shareholders voted on two proposals, which were described in more detail in our proxy statement for the Meeting (the “Proxy Statement”) that was attached as Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K that we furnished to the Securities and Exchange Commission (the “SEC”) on December 16, 2015. The results of the voting on the proposals presented at the Meeting, based on the presence in person or by proxy of holders of 8,254,162 (48.4%) of our outstanding ordinary shares, were as follows:

Proposal 1: Re-election to the Company’s Board of Directors, of each of the following current directors (who together constitute all directors of the Company who are not External Directors, as defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”)), to serve for a one year term, until the close of the next annual general meeting of shareholders and until their successors are duly elected and qualified:

Tomer Kariv:

For	Against	Abstain
8,236,158	12,769	5,235

David Ben-Ami:

For	Against	Abstain
8,228,139	10,388	15,635

Ze’ev Bronfeld:

For	Against	Abstain
8,223,738	14,789	15,635

Ranan Grobman

For	Against	Abstain
8,225,508	13,019	15,635

Proposal 2: Re-appointment of Somekh Chaikin, Certified Public Accountants (Isr.), a member firm of KPMG International, as the Company’s independent auditors for the fiscal year ending December 31, 2015 and for the additional period until the close of the next annual general meeting of shareholders of the Company, and authorization of their remuneration to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and/or the Board of Directors:

For	Against	Abstain
8,232,587	10,230	11,345

Based on the above results and the majority requirements achieved under the Companies Law and our Articles of Association, the above proposals were approved at the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACROCURE LTD.

Date: January 13, 2016	By:	/s/ Shai Lankry
Name: Shai Lankry
Title: CFO